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Exhibit 99.2

Management's Discussion and Analysis of Financial Condition and Results of Operations
for the fiscal year ended April 30, 2005

Management Discussion and Analysis

        The following management discussion and analysis of results of operations and financial position ("MD&A") prepared as of June 22, 2005 should be read in conjunction with our consolidated financial statements and notes for the fiscal years ended April 30, 2005 and April 30, 2004. The MD&A was prepared in accordance with the disclosure requirements of National Instrument 51-102 of the Canadian Securities Administrators ("NI 51-102") for annual MD&A. This MD&A, and other reports, statements and communications to shareholders and others, as well as oral statements made by our directors, officers or agents, contain forward-looking statements, including statements regarding the future success of our business and technology strategies, future market opportunities and future financial performance or results. These forward-looking statements are neither promises nor guarantees, but rather are subject to a number of risks and uncertainties, each of which could cause actual results to differ materially from those described in the forward-looking statements. Some of the risks and uncertainties that may cause such variation are discussed below. You should not place undue reliance on any such forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise more frequently than as may be required in connection with the release of our quarterly reporting of financial results.

        Our consolidated financial statements (and all financial data that has been derived therefrom and included in this MD&A) are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Note 25 to our consolidated financial statements for FY 2005 sets out the significant differences between accounting principles generally accepted in the United States ("U.S. GAAP") and Canadian GAAP that would affect our consolidated financial statements. As used in this discussion and unless the context otherwise requires or unless otherwise indicated, all references to "Geac", "we", "our", "us", "the Company" or similar expressions refer to Geac Computer Corporation Limited and its consolidated subsidiaries. All dollar amounts herein are expressed in U.S. dollars unless otherwise noted, and references to "FY" are references to our fiscal year end on April 30 of each year.

        This MD&A, the related audited consolidated financial statements and notes and additional information about Geac can be viewed on the Company's website at www.geac.com and through the SEDAR website at www.sedar.com and the United States Securities and Exchange Commission ("SEC") website at www.sec.gov.

        Geac's common shares trade on the Toronto Stock Exchange under the symbol "GAC" and on the NASDAQ National Market under the symbol "GEAC". Geac had 86,377,012 common shares issued and outstanding on June 20, 2005.

Overview

        We are a leading global provider of software and services for businesses and governmental bodies, providing our customers with financial and operational technology solutions to optimize their "financial value chain" ("FVC"). Industry analysts describe the FVC as the fiscal view of everything that happens in an organization between the time money flows in and the time money flows back out. The concept implies a holistic approach to the management of a company's finances, which allows management to measure performance and share information to drive improved dynamic decision making. The FVC is typically broken down into three elements, each of which our products address: transactions, including accounting, supply chain and payroll; processes, including time and expense management and compliance; and measurement, including budgeting, planning, forecasting and strategy. Although we view the chief financial officer of a business as our principal customer (because he or she is responsible for the entity's finances), we sell to others in an organization, including the CIO, who are responsible for one or more of the elements of the FVC.

        Our software solutions include cross-industry enterprise application systems ("EAS") that address our customers' transactional activities and business processes and monitor, measure and manage their businesses' performance. These offerings include financial administration and human resources functions, expense management, time capture, compliance, budgeting, forecasting, financial consolidation, management reporting and analysis, and enterprise resource planning ("ERP") applications. We also provide industry-specific applications ("ISA") for the local government, library, real estate, construction, property management, restaurants and public safety marketplaces, including integrated EAS products for certain of these vertical markets. We are pursuing a strategy of market leadership in the business performance management ("BPM") marketplace by offering a growing suite of BPM applications that allow customers to use their transactional data by undertaking analysis and creating reports that enable more informed decision-making at the operational and executive levels. By integrating our BPM products with various ERP applications, including several of our own ERP solutions, customers are able to use the information generated by such systems to manage their forecast and budget, monitor key success factors, and improve their operating performance.

        In addition to the sale of software applications, we provide a broad range of professional services related to our software, including application hosting, consulting, implementation, and training.

        We provide our software and services to approximately 18,500 customers worldwide, including many of the largest companies in the world. These companies and governmental bodies rely on our software applications for various aspects of their financial analysis and transactional and operational processing. Geac is headquartered in Markham, Ontario and employs approximately 2,200 people globally, with approximately 17% in sales and marketing, 46% in support and services, 22% in product development and 15% in general and administrative positions.

Economic and Market Environment

        Our business activity continues to be affected by the following general industry trends identified by our observations of competitive activities in the software marketplace, customer feedback and reports from industry analysts:

        Industry Consolidation—We believe the software industry in general continues to consolidate and that the ERP sector in particular is a mature marketplace in many regions throughout the world. This consolidation has resulted in an environment in which we often compete with large, independent software vendors that offer diversified products and exert significant pricing pressure. To maintain and to improve our competitive position within the industry, we believe we must continue to develop and to introduce, in a timely and cost-effective manner, new products, product features and services, and to acquire or partner with businesses having offerings that expand and complement our own.

        Integrated Business Solutions—Beyond simply meeting current business needs, we believe that customers desire integrated, end-to-end solutions that enable financial management of business processes throughout an organization. One of our strategic objectives is to continue to integrate our product offerings and to continue to transform Geac into a software company uniquely geared to optimizing the efficiency of each customer's processes relating to its financial operations.

        Return on Investment ("ROI")—We strive to offer products and services that help our customers to improve the performance of their businesses by utilizing their existing ERP systems, thereby avoiding the high costs, and significant disruption, of replacing those systems. Businesses continue to face the economic challenges of managing expenses while growing revenue, but they must also minimize exposure to liability and ensure compliance with increasingly complex regulatory and reporting regimes, including the Sarbanes-Oxley Act of 2002, which increase the cost of operating a successful business. Our experience indicates that central to a customer's purchasing decision is whether implementing a technology solution will meet the current business requirements, including regulatory compliance, while generating a prescribed payback. This payback is derived from reducing the administrative resources necessary to achieve compliance and value increased through efficiency and productivity. In order to be successful in this context, we will have to continue to deliver solutions that allow our customers to achieve a quantifiable ROI.

Geac Growth Strategy—Increasing Software License Revenue

        Our ability to produce new software license revenue from existing and new customers, particularly in growth markets like BPM, has played and will continue to play an important role in our growth strategy. New software license revenue is critical to our growth as it generates professional services revenue and ongoing support revenue. We believe that by continuing to "Build, Buy and Partner" to execute this strategy we may increase software license revenue growth and decrease support revenue attrition. As part of this effort, we continue to remain largely dependent on acquisitions to generate significant overall growth in revenue.

Build: Organic Growth

        We have identified the following key business drivers to facilitate organic growth:

        Geac Performance Management—Geac Performance Management ("GPM") is our integrated product suite that enables companies, whether users of our ERP systems or those of other providers, to manage data efficiently, accurately and on a timely basis to allow such data to be used effectively in making operational decisions. GPM currently consists of GPM Decision, a business intelligence tool; GPM Budgeting; GPM Compliance; GPM Expense Management; GPM Forecasting; GPM Financial Consolidation; GPM Process Management; and GPM Strategy Management. GPM's more sophisticated features allow companies to tighten the link between business strategy formulation and operational execution by measuring progress and tracking results. While we continue to sell GPM products on a stand-alone basis to customers who use non-Geac ERP systems, in FY 2005 we successfully integrated GPM into several of our core ERP products, including Anael, Enterprise Server, Smartstream and System21, and sold these integrated products to many customers worldwide. This "umbrella strategy" has allowed customers to use our GPM products to retrieve transactional data generated by their ERP applications and to use the results to make informed decisions.

        Product Expansion—We continue to develop new products and services and enhance our existing products and services as a means of increasing the depth and breadth of our product offerings. In FY 2005, we released the following products, among others: Geac Compliance Management 2.1, designed to address the remediation phase of Sarbanes-Oxley compliance; Geac Expense Management "Thin Client", having full Web-enabled Travel Planning functionality; and SmartStream 7.0 and Vubis Smart 2.3, the latest versions of these applications. Overall sales of internally developed new products contributed significantly to our software license revenue growth in the fourth quarter of FY 2005. We also have continued to expand the geographic reach of certain of our existing products by adapting and introducing them into new regions. For example, in FY 2005 we launched Vubis Smart into the North American market and made our first sale of Geac Strategy Management in the Asia-Pacific region.

        Support Revenue—Support revenue represented approximately 58.2% of our total revenue in FY 2005. In FY 2005 we were successful in maintaining the rate of revenue attrition of our legacy EAS business segment at a rate of less than 10% (excluding the effect of foreign currency exchange rates). Overall, the slight increase of 1.1% in support revenue in FY 2005 compared to FY 2004 was due to growth in GPM support revenue and the favorable impact of exchange rate fluctuations on support revenue, offset by attrition in our legacy EAS support revenue. We expect that support revenue will continue to decline as customers elect not to renew maintenance contracts. Revenue generated by the GPM product suite, as currently configured, represented approximately 16% of our total revenue in FY 2005, and even moderate growth in that revenue stream likely will be insufficient to fully offset the declining support revenue from our EAS businesses.

Buy: Growth Through Acquisitions

        Given the relative sizes of the existing components of our business, we currently expect meaningful revenue growth will be dependent on acquisitions. We believe that if we successfully execute our growth strategy this dependency could diminish over time when the organic growth of a larger software license revenue stream outpaces the loss of revenue due to maintenance attrition and our planned reduction in hardware sales. We continue to pursue technologies and companies having complementary products that could drive growth through expansion of our client base or extensions of our product suite. Generally, we target acquisitions that, if successfully executed, could enhance our integrated offerings, and could be consolidated into and create synergies with, our existing businesses. This includes acquisitions targeted at expanding our GPM business to enable increased sales to existing and to net new customers, as well as acquisitions of other ERP vendors to expand the scope of our customer base and to allow us to enter into new markets. The manner in which we finance any such acquisition would be dependent on the specific opportunity at hand and the market conditions at the time of the acquisition. Many recent acquisitions in the software industry have occurred at valuations with multiples exceeding two times revenue, making it challenging for Geac to find acquisitions that are both strategic and accretive. However, our improved return on investments made in research and development, as evidenced by the increase in our fourth quarter FY 2005 software license revenue related to new products developed, may enable us to expand the justifiable horizons upon which we might value acquisitions.

Partner: Strengthening Relationships

        We believe that we need to increase significantly the breadth and depth of our partner relationships worldwide in order to be successful in executing our growth strategy. We continue to evaluate opportunities with various partners for distribution of our products worldwide and the associated implementation opportunities.

Results of Operations(1)

(all dollar figures in tables are presented in thousands of U.S. dollars)

	Year ended April 30,
	2005	2004
Total revenue	$444,392	$445,272
Total cost of revenue	160,357	175,096
Gross profit	284,035	270,176
Operating expenses	199,873	197,938
Earnings from operations	88,149	70,840
Net earnings	77,024	57,166
Gross profit margin	63.9%	60.7%
Earnings from operations margin	19.8%	15.9%
Diluted net earnings per common share	0.87	0.66

(1)
In the second quarter of FY 2004, we acquired Comshare Incorporated ("Comshare"), a leading provider of BPM software. Our FY 2005 results benefited from the inclusion of a full year of Comshare's integrated financial operations, versus FY 2004 for which only approximately three quarters of such results were included. The results of the Comshare operations are reflected in our GPM business.

        Total revenue for FY 2005 was $444.4 million, representing a slight decrease of 0.2%, or $0.9 million, compared to FY 2004. This decline was attributable principally to a $12.7 million decrease in hardware revenue as we continued to de-emphasize this lower margin business. Importantly, we experienced increases in software license revenue of $5.9 million, support revenue of $2.9 million, and services revenue of $3.1 million in each case as compared to FY 2004. As a percentage of total revenue, software license revenue increased from 14.6% in FY 2004 to 16.0% in FY 2005. While we achieved modest success in executing our strategy to increase software license revenue as a percentage of our total revenue mix, we recognize our continued challenge to generate overall growth from our GPM business and from certain of our legacy EAS businesses, to offset the continued support revenue attrition in our legacy businesses and declining hardware sales.

        Comparing FY 2005 to FY 2004, gross profit increased 5.1%, or $13.9 million, net earnings increased 34.7%, or $19.9 million, and diluted earnings per share increased by $0.21 to $0.87. In FY 2005 our expenses were negatively impacted by the adoption of a restricted share unit plan ("RSU Plan") which is discussed in further detail below in the "Operating Expenses" section of this MD&A. Our earnings were positively impacted by an effective tax rate of 12.6% in FY 2005 compared to 19.3% in FY 2004. The decrease in the effective tax rate for FY 2005 was predominantly due to the net release of reserves for tax filing positions due to a change in circumstances of $14.1 million, which is not expected to recur, compared to a release of reserves of $3.0 million in FY 2004. In addition, in FY 2005 there was a release of a valuation allowance against tax assets of $5.7 million.

        We also increased our cash and cash equivalents and short-term investments by $75.7 million, resulting in a balance of $188.2 million as of April 30, 2005. Our overall focus continues to be on the growth of our software license sales from internally developed and acquired software products, while managing such growth profitably through the exercise of fiscal discipline.

Revenue

			Percentage of total revenue
	Year ended April 30,		Year ended April 30,
	2005	2004	2005	2004
Software	$71,040	$65,190	16.0%	14.6%
Support	258,797	255,922	58.2%	57.5%
Services	102,150	99,097	23.0%	22.3%
Hardware	12,405	25,063	2.8%	5.6%

Total Revenue	$444,392	$445,272	100.0%	100.0%

        Our total revenue was $444.4 million in FY 2005 compared to $445.3 million in FY 2004. Software license revenue increased 9.0%, or $5.9 million, support revenue increased 1.1%, or $2.9 million, and services revenue increased 3.1%, or $3.1 million. These increases were offset by a decline in hardware revenue of 50.5%, or $12.7 million, compared to FY 2004, as we continued to de-emphasize the lower margin hardware revenue across all of our businesses. Software license revenue in the fourth quarter of FY 2005 was $22.3 million, representing the highest quarterly software license revenue since the fourth quarter of FY 2000 and the largest contributor to our annual software license revenue growth, accounting for over 30% of the total software license revenue in the year.

        The following table includes the year-over-year percentage change in revenue by geography between the change attributable to revenue using the same currency exchange rates for both fiscal years

(constant dollars) and the change attributable to fluctuations in the value of the U.S. dollar for FY 2005 as compared to FY 2004:

	Revenue 2005 over 2004
	Constant Dollars	Foreign Exchange	Net Change
Americas	(0.7%)	0.3%	(0.3%)
Europe	(7.0%)	7.3%	0.3%
Asia	(6.7%)	4.8%	(1.9%)
Total	(3.8%)	3.6%	(0.2%)

        Our total revenue of $444.4 million in FY 2005 declined by $16.8 million, or (3.8%), as compared to FY 2004, applying the same currency exchange rates for both fiscal years. However, such decline was offset by the positive impact of foreign exchange fluctuations of $15.9 million, or 3.6%, the vast majority of which was attributable to our European operations.

Revenue by Business Segment

	Year ended April 30,
			$ Change from fiscal 2004 to 2005	$ Change from fiscal 2004 to 2005
	2005	2004
EAS
Software	$61,075	$54,826	$6,249	11.4%
Support	190,780	189,209	1,571	0.8%
Services	90,316	85,650	4,666	5.4%
Hardware	9,597	21,574	(11,977)	(55.5%)

Total Revenue	$351,768	$351,259	$509	0.1%

ISA
Software	$9,965	$10,364	$(399)	(3.8%)
Support	68,016	66,714	1,302	2.0%
Services	11,835	13,446	(1,611)	(12.0%)
Hardware	2,808	3,489	(681)	(19.5%)

Total Revenue	$92,624	$94,013	$(1,389)	(1.5%)

Total Revenue	$444,392	$445,272	$(880)	(0.2%)

        For FY 2005, we continued to manage and report our business in two major business segments: EAS and ISA. Our GPM products are reported as components of our EAS business segment; however, as we continue to integrate our GPM products into certain of our ISA products, our segmentation may evolve through the course of FY 2006.

        In FY 2005, total revenue in the EAS segment increased 0.1%, or $0.5 million, to $351.8 million, compared to $351.3 million in FY 2004. The increase in total revenue for this period was attributable principally to an increase of 11.4%, or $6.2 million, in software license revenue, an increase of 0.8%, or $1.6 million, in support revenue, and an increase of 5.4%, or $4.7 million, in services revenue. These increases were offset by a decline in hardware revenue of 55.5%, or $12.0 million. In addition, our FY 2005 results have benefited from the inclusion of a full year of Comshare's integrated financial operations, versus FY 2004 for which only approximately three quarters of such results were included.

        The overall increase in EAS software license revenue in FY 2005 was attributable to increases in our GPM, RunTime, SmartStream, Anael, and System21 businesses, offset by a decline in our Enterprise Server business. The increase in support revenue was attributable to increases in our GPM, System21, Anael, and Runtime businesses, offset by declines in our Enterprise Server, NTC, and SmartStream businesses.

        In FY 2005 we were successful in maintaining the rate of support revenue attrition of our legacy EAS business segment at less than 10% (excluding the effect of foreign currency exchange rates). We believe that this resulted in part from several new product releases and product integrations. Services revenue includes revenue derived from consulting, education and other professional services. The intended decline in low margin, resold hardware revenue occurred across all EAS businesses that previously reported hardware revenue.

        In the fourth quarter of FY 2005, total revenue in the EAS segment increased 1.3%, or $1.2 million, to $93.7 million, compared to $92.5 million in the fourth quarter of FY 2004. The increase in total revenue for this period was attributable principally to an increase of 27.9%, or $4.3 million, in software license revenue, and an increase of 2.5%, or $0.6 million, in services revenue. These increases were offset by a decline of 4.9%, or $2.4 million, in support revenue, and a decline in hardware revenue of 35.1%, or $1.3 million.

        The increase in software license revenue for the fourth quarter was attributable to increases in substantially all of our EAS businesses. The decline in support revenue was mainly attributable to the decline in our Enterprise Server business. The intended decline in low margin, resold hardware revenue occurred across all EAS businesses that previously reported hardware revenue.

EAS—Revenue Indicators

	Three months ended
	April 30, 2005	January 31, 2005	April 30, 2004
	($'s in $000's)
Transactions greater than $150,000	38	28	23
Average transaction size greater than $150,000	$424	$352	$231

        We saw an improvement in the EAS segment in both the average size of transactions over $150,000 and the number of customer contracts over $150,000, which increased in the fourth quarter of FY 2005 to 38 from 23 in the fourth quarter of FY 2004 and 28 in the third quarter of FY 2005. Of the customer contracts in the fourth quarter of FY 2005, there were 10 contracts greater than $500,000. While this success may be an indication of some improvement in the market and increasing recognition of our product offerings, we recognize the challenge of continuing this success as these larger transactions typically are characterized by competitive bidding situations, lengthy sales cycles and pricing pressure in a consolidating market.

        Total revenue in FY 2005 in the ISA segment decreased 1.5%, or $1.4 million, to $92.6 million, compared to $94.0 million in the previous year. The decrease in revenue for this period was attributable to a decline of 3.8%, or $0.4 million, in software license revenue, a decline of 12.0%, or $1.6 million, in services revenue, and a decline of 19.5%, or $0.7 million, in hardware revenue, offset by an increase of 2.0%, or $1.3 million, in support revenue. The $1.4 million decline in ISA revenue during FY 2005 was attributable principally to declines in sales in the Commercial Systems and Local Government businesses, partially offset by increases in sales in the Interealty and Public Safety businesses.

Gross Profit

	Year ended April 30,
	2005	2004
Gross profit on software revenue	88.8%	88.2%
Gross profit on support and services	74.6%	72.6%
Gross profit on hardware revenue	21.6%	15.7%
Gross profit on total revenue	63.9%	60.7%

        Gross profit increased in FY 2005 to $284.0 million, or 63.9% of total revenue, from $270.2 million, or 60.7% of total revenue, in FY 2004. This increase resulted from improved gross margins on each revenue line, reduced costs and the continued displacement of lower margin hardware revenue by higher margin software, support and services revenue. The improvement in the gross profit on software license revenue resulted from an increase in direct sales as a percentage of total sales. This improvement was achieved despite increases in software costs associated with royalty payments made in connection with the sale of certain of our products in which we incorporate third party technology. The increase in the gross profit on support and services revenue was due to a decrease in personnel and personnel-related costs and our ongoing focus on improving the efficiency of our support and services infrastructure, partially offset by increases in third-party consulting costs and recoverable expenses.

However, management continues to be uncertain as to whether we can maintain this gross profit level in future quarters as gross profit often is influenced by variables outside of our control. For example, it is difficult for us to predict the percentage of our direct sales versus channel sales and the impact of increases in the price of hardware and other costs and our ability to pass those increases to our customers.

        In the fourth quarter of FY 2005 gross profit increased to $75.9 million, or 64.8% of total revenue, from $73.1 million, or 62.9% of total revenue in the fourth quarter of FY 2004. The increase resulted from an improvement in gross profit on software license revenue consistent with the factors that contributed to the improvement in gross profit on software license revenue for FY 2005 as described above.

Operating Expenses

        Overall operating expenses increased 1.0%, or $2.0 million, to $199.9 million in FY 2005, compared to $197.9 million in FY 2004. As a percentage of total revenue, operating expenses increased from 44.5% in FY 2004 to 45.0% in FY 2005. The slight increase was due to increases in sales and marketing, and amortization of intangibles, as well as a lower recovery related to net restructuring and other unusual items, partially offset by a decrease in research and development and general and administrative expenses. Overall operating expenses in FY 2005 were affected by increases related to personnel, external consulting services, marketing costs, and stock-based compensation expenses (including expenses associated with our stock option plan, deferred share unit plan, and RSU Plan which was adopted in FY 2005 and more fully described below). These increases were offset by certain expenses incurred in FY 2004 that were not incurred to the same extent in FY 2005, including the cost of legal settlements, legal fees, bad debt expenses, and restructuring costs. In addition, our headcount decreased by approximately 100 employees worldwide, from approximately 2,300 employees at the end of FY 2004 to approximately 2,200 employees at the end of FY 2005.

        In FY 2005, we adopted a RSU Plan to provide long-term, non-dilutive equity incentives to our management team and other key employees. Under the RSU Plan, eligible participants may be granted restricted share units ("RSUs") that vest over time and/or when certain performance criteria are achieved. Upon vesting, participants receive common shares purchased by an independent trustee in the open market or a cash payment equal to the fair market value of the shares underlying the RSUs as of the vesting date. In FY 2005, our Board of Directors granted an aggregate of 1,358,250 RSUs, all of which, as of May 5, 2005, have been funded through open market purchases of the Corporation's shares that are held in trust for the benefit of the RSU Plan participants. The cash used for these open market purchases was deducted from our cash position as recorded on our April 30, 2005 balance sheet. Our decision to issue RSUs as a means of attracting and retaining key employees (as an alternative to issuing dilutive stock options), coupled with the requirement to expense stock-based compensation per section 3870 of the Canadian Institute of Chartered Accountants Handbook ("the CICA Handbook"), has had a negative impact on our GAAP net earnings. In FY 2006, we expect the impact of expensing stock-based compensation to be approximately $9.9 million (as compared to $6.5 million in FY 2005 and $2.4 million in FY 2004).

	Year ended April 30,
			$ Change from fiscal 2004 to 2005	% Change from fiscal 2004 to 2005
	2005	2004
Sales and marketing	$78,086	$74,051	$4,035	5.4%
Research and development	57,878	58,805	(927)	(1.6%	)
General and administrative	58,472	62,774	(4,302)	(6.9%	)
Net restructuring and other unusual items	(3,724)	(5,281)	1,557	(29.5%	)
Amortization of intangible assets	9,161	7,589	1,572	20.7%

        Sales and Marketing—Sales and marketing expenses increased 5.4%, or $4.0 million, in FY 2005 compared to FY 2004. As a percentage of total revenue, sales and marketing expenses increased to 17.6% in FY 2005 from 16.6% in FY 2004. In the fourth quarter of FY 2005 sales and marketing expenses increased 15.6%, or $2.9 million, compared to the same period in the previous year. As a percentage of total revenue, sales and marketing expenses increased to 18.5% in the fourth quarter of FY 2005. The increase in expenses during the fourth quarter was largely attributable to our GPM business, which experienced changes in sales personnel and related costs, an increase in marketing costs, and an increase in stock-based compensation expenses related to our various equity incentive plans. Commissions and bonuses associated with the achievement of software revenue targets in certain EAS businesses also increased. Overall, the number of sales personnel remained constant in FY 2005. However, there was a shift of resources amongst the various businesses to right-size areas we view as having a likelihood of software license revenue growth opportunities. We continue to invest in sales personnel who are focused on obtaining new customers and generating software license revenue growth. However, any benefits derived from hiring such sales personnel likely will occur following a transition period which is expected to last approximately nine months from the date of hiring. In the future, we expect sales and marketing expenses to continue to increase as a percentage of total revenue as we focus on efforts to generate new software license revenue. Our sales and marketing expenses are generally fixed, and any increase in such expenses will have a disproportionate adverse affect on our net earnings in those quarters in which, due to the seasonality of our business, we generate less revenue. In addition, due to lengthy sales cycles, the delay associated with reaping the benefits of new sales personnel, and unpredictability in assessing the effectiveness of various marketing initiatives, our continued investment in sales and marketing may not always correlate with the generation of new license revenue growth.

        Research and Development—Research and development expenses decreased 1.6%, or $0.9 million, in FY 2005 compared to FY 2004. As a percentage of total revenue, research and development expense decreased from 13.2% in FY 2004 to 13.0% in FY 2005. The decrease from the prior year reflects personnel reductions in this area and lower personnel-related costs resulting from decreased development requirements in various product areas and savings realized through offshore outsourcing arrangements. In the fourth quarter of FY 2005 research and development expenses increased 5.1%, or $0.7 million, compared to the same period in the previous year. The increase was attributable mainly to additional consulting costs related to certain products in the quarter, and an increase in stock-based compensation expenses related to our various equity incentive plans. Overall, the number of development personnel declined in FY 2005, and we redistributed resources among our various businesses so as to better align resources with areas of anticipated product revenue growth. In the future, we expect our research and development expense to increase as we continue to invest in internal product development to enhance and integrate further our suite of products.

        We currently do not have any capitalized software development costs. Software development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Capitalized costs would be amortized over the estimated benefit period of the software developed. No costs were deferred in FY 2005 as most projects did not meet the criteria for deferral and, for those projects that met these criteria, the period between achieving technological feasibility and the completion of software development was minimal, and the associated costs immaterial.

        General and Administrative—General and administrative expenses decreased 6.9%, or $4.3 million, to $58.5 million, in FY 2005 from $62.8 million in FY 2004. As a percentage of total revenue, general and administrative expenses decreased from 14.1% in FY 2004 to 13.2% in FY 2005. This decrease was mainly attributable to expenses incurred in FY 2004 related to legal settlements, legal fees, and bad debt expenses, which were not incurred to the same extent during FY 2005. The improvement in bad debt expenses was due to better cash collections in FY 2005 and the release of reserves previously provided for in FY 2004 that were no longer required in FY 2005. The decrease was partially offset by increases in administrative personnel and accompanying personnel-related costs, stock-based compensation expenses related to our various equity incentive plans, and internal and external costs associated with our ongoing compliance with corporate governance regulations and requirements. We expect the trend of increased costs related to regulatory compliance to continue in the future. In the fourth quarter of FY 2005, general and administrative expenses were $17.1 million, or 14.6% of total revenue, compared to $14.8 million, or 12.7% of total revenue, in the fourth quarter of FY 2004. The increase in the quarter was predominantly due to costs associated with analyzing potential acquisitions, consulting costs related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOXA 404"), and stock-based compensation expenses.

        Net Restructuring and Other Unusual Items—In FY 2005 we recorded a recovery of $3.7 million in net restructuring and other unusual items. This recovery was attributable in part to the release of facility and acquisition reserves related to our European-based businesses of $1.8 million. The facility reserves were determined to be no longer required due to negotiated settlements of existing leases which will relieve us of certain future cash rental payments. The remaining reserves were released to adjust the accruals to match the current estimates of amounts required. The recovery also was affected by the settlement of a loan due from a former officer of the company. The loan was provided for in prior years due to the uncertainty of collection, but in the fourth quarter of FY 2005 we reached a settlement on the amount owing, which resulted in a net recovery of $1.6 million.

        Net restructuring and other unusual items in FY 2004 yielded a recovery of $5.3 million. The net recovery for the year included $7.0 million in the release of reserves relating to, among other things, severance, facilities and litigation that were set up in prior years but were no longer required. Also included in the net restructuring and other unusual items was a gain of $0.2 million resulting from the sale of assets associated with our Northern Ontario NTC division. These amounts were partially offset by charges of $0.8 million relating to new information obtained on a lease obligation, $0.5 million for severance costs related to the restructuring of our business in North America, and $0.6 million for a pension liability relating to our French operations.

        Amortization of Intangible Assets—Amortization of intangible assets was $9.2 million in FY 2005 compared to $7.6 million in FY 2004. This increase was attributable to the amortization of intangible assets acquired in the Comshare acquisition. Our FY 2005 results included a full year of amortization related to Comshare operations, versus FY 2004 for which only approximately three quarters of such amounts were included.

        Interest Income—Interest income was $3.3 million in FY 2005 compared to $1.3 million in the previous year. The increase in interest income was primarily a result of higher average cash balances, higher interest rates, and more effective cash management in FY 2005 compared to the previous year.

        Interest Expense—Interest expense was $1.6 million in FY 2005 compared to $1.3 million in the previous year. This increase was primarily attributable to the amortization of financing costs related to the $50.0 million credit facility obtained in second quarter of FY 2004.

        Other Income (Expense)—Other income in FY 2005 was $2.3 million compared to other expense of $1.4 million in FY 2004. The increase in other income was primarily attributable to a net gain on foreign exchange due to the continued strengthening of the British Pound Sterling and the Euro against the U.S. Dollar, as well as foreign exchange gains from the rationalization of certain of our legal entities during the year.

        Income Taxes—We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our tax rate is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses. In FY 2005 the provision for income taxes was $11.1 million, compared to $13.7 million in FY 2004. The effective tax rate for FY 2005 was 12.6 % compared to 19.3 % for FY 2004. Based on the current facts and circumstances, we anticipate that our effective tax rate will fluctuate quarter to quarter throughout FY 2006 and will not benefit from certain of the non-recurring tax items witnessed in FY 2004 and FY 2005.

        The decrease in the effective rate for FY 2005 was predominantly due to the net release of reserves for tax filing positions due to a change in circumstances of $14.1 million compared to a release of reserve of $3.0 million for FY 2004. In addition, in FY 2005 there was a release of a valuation allowance of $5.7 million against tax assets.

        The release of $14.1 million of reserves during the year was a non-cash benefit to the Company this year. This release was an unusual event that is not anticipated to occur regularly on a quarterly basis. Reserves are set up when they can be reasonably estimated, and it is probable that a taxing authority will disagree with a tax position that will result in taxes being paid. In addition, valuation allowances are set up where the recovery of a deferred tax asset is not likely.

        In the fourth quarter of FY2005 we had a provision for income taxes of $5.6 million, compared to a provision for income taxes of $0.9 million in the corresponding period of FY2004. The effective tax rate for the fourth quarter of FY 2005 was 23.2%, compared to 3.7% in the fourth quarter of FY 2004.

        The increase in the effective rate for the fourth quarter ended April 30, 2005 from the corresponding period ended April 30, 2004 was predominantly due to the release of additional valuation allowances in the amount of $1.8 million during the fourth quarter of FY 2004 in excess of the release of valuation allowances during the fourth quarter of FY 2005.

        Net Earnings—Net earnings increased 34.7%, or $19.9 million, to $77.0 million, or $0.87 per diluted share, in FY 2005, compared to $57.2 million, or $0.66 per diluted share, in FY 2004. Net earnings were positively impacted by a non-recurring tax benefit primarily related to release of reserves in the third quarter of FY 2005, and a valuation allowance release in the fourth quarter of FY 2005.

        Net earnings decreased 21.6%, or $5.1 million, from $23.8 million, or $0.27 per diluted share, in the fourth quarter of FY 2004, to $18.6 million, or $0.21 per diluted share in the fourth quarter of FY 2005. Net earnings were negatively impacted by the increase in the effective tax rate in the fourth quarter of FY 2005 compared to the fourth quarter of FY 2004, as well as the increase in expenses.

        Many of our businesses are organized geographically so that many of our expenses are incurred in the same currency as our revenue, which mitigates our exposure to currency fluctuations related to operations. Compared to FY 2004, currency fluctuations (primarily attributable to the continued strengthening of the Euro and British Pound Sterling against the U.S. Dollar) had the effect of increasing net earnings by $1.8 million in FY 2005. The increase in net earnings during the year was impacted by a foreign exchange gain on revenue of $15.9 million, offset by a foreign exchange loss on expenses of $14.1 million. For the fourth quarter of FY 2005, currency fluctuations had the effect of increasing net earnings by $0.5 million, increasing revenue by $3.4 million and increasing expenses by $2.9 million.

        For FY 2005, earnings before interest, other income, income taxes, depreciation and amortization ("EBITDA"2) increased to 22.5% of total revenue, compared to 19.7% of total revenue for FY 2004. Our ADJUSTED EBITDA was $106.7 million for FY 2005 compared to $90.1 million for FY 2004.

(2)
It is important to note that EBITDA and ADJUSTED EBITDA are not a measure of performance under Canadian or U.S. GAAP. EBITDA and ADJUSTED EBITDA should not be considered in isolation as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP, nor a measure of operating performance or profitability. EBITDA and ADJUSTED EBITDA do not have a standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. The Company uses EBITDA and ADJUSTED EBITDA because we believe they provide useful information to investors, since they allow investors to evaluate the operational and financial performance of the Company's core business.

        The following table reconciles EBITDA and ADJUSTED EBITDA:

	Year ended April 30,
	FY2005	FY2004	FY2003
Canadian GAAP based "Total revenue"	444,392	445,272	408,477

Canadian GAAP based "Net earnings"	77,024	57,166	31,871

Add back:
Income taxes	11,125	13,674	21,343
Interest income	(3,318)	(1,265)	(1,327)
Interest expense	1,583	1,289	482
Other (income) expense, net	(2,252)	1,374	1,814
Amortization of intangible assets	9,161	7,589	1,085
Amortization of deferred financing costs	943	607	—
Depreciation of property, plant and equipment	5,930	7,243	10,436

EBITDA	100,196	87,677	65,704

EBITDA as a percentage of total revenue	22.5%	19.7%	16.1%
Add back:
Stock based compensation	6,527	2,385	0

ADJUSTED EBITDA	106,723	90,062	65,704

Summary of Quarterly Results

        The following table sets forth in summary form the unaudited consolidated statements of earnings for each of our most recently completed eight fiscal quarters. This data was derived from our unaudited consolidated statements of earnings that were prepared on the same basis as the annual audited consolidated statements of earnings and, in our view, include all adjustments reasonably necessary for a fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements and notes thereto for FY 2005 and FY 2004. The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period.

Condensed Consolidated Quarterly Statements of Earnings

(In thousands of U.S. dollars, except per share data)

	2004				2005
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Total revenue	$101,525	$111,467	$116,175	$116,105	$106,868	$106,430	$113,890	$117,204
Cost of revenue	40,836	45,227	45,991	43,042	37,471	38,755	42,840	41,291
Gross profit	60,689	66,240	70,184	73,063	69,397	67,675	71,050	75,913
Operating expenses	46,528	50,837	51,901	48,672	48,825	47,237	49,544	54,267
Earnings from operations	14,161	15,403	18,283	24,391	20,572	20,438	21,506	21,646
Net earnings	9,367	10,264	13,755	23,780	13,512	15,204	29,670	18,638
Basic EPS	0.11	0.12	0.16	0.28	0.16	0.18	0.35	0.22
Diluted EPS	0.11	0.12	0.16	0.27	0.15	0.17	0.34	0.21

Note: Some of the amounts have been restated to reflect the adoption of new accounting standards, see "note 2 of the April 30, 2005 audited financial statements".

Liquidity and Financial Condition

	As at April 30, 2005	As at April 30, 2004(1)	$ Change
Cash and cash equivalents and short-term investments	188,242	112,550	75,692
Current assets	266,425	192,166	74,259
Total assets	466,166	406,903	59,263
Current liabilities	209,399	232,547	(23,148)
Long-term liabilities	36,469	38,285	(1,816)
Total shareholders' equity	220,298	136,071	84,227

(1)
We have adjusted our consolidated balance sheet as at April 30, 2004, and our consolidated statement of cash flows for the year ended April 30, 2004. In February 2005, we determined that our previously issued consolidated balance sheet as at April 30, 2004 required an adjustment to reclassify $26,500 of auction rate securities from cash and cash equivalents to short-term investments. The auction rate securities were classified as cash and cash equivalents as a result of our intent to liquidate them within a 60-day period however, the original maturities of the securities exceeded 90 days. The adjustments to our consolidated balance sheet as at April 30, 2004 resulted in a decrease of cash and cash equivalents of $26,500 and an increase in short-term investments of $26,500. In addition, adjustments to our consolidated statement of cash flows resulted in a decrease of $6,500 in cash from investing activities for the year ended April 30, 2004 as a result of net purchases of the auction rate securities. These reclassifications had no impact on our results of operations.

        As of August 1, 2004 we no longer held any auction rate securities and ceased investing in these securities given that interest rates increased on traditional investment vehicles.

        At April 30, 2005, cash and cash equivalents and short-term investments increased $75.7 million to $188.2 million, compared to $112.6 million at April 30, 2004. Total assets increased $59.3 million from $406.9 million at April 30, 2004 to $466.2 million at April 30, 2005. The increase in total assets was primarily due to the increase in cash generated throughout our business, increase in future tax assets, and an increase in restricted cash due to funds transferred to the independent trust to purchase shares in connection with the RSU Plan prior to April 30, 2005 that did not settle until May 5, 2005. This increase was partially offset by a decrease in intangible assets resulting from the amortization of intangibles in the period, and a decrease in goodwill that resulted due to release of valuation allowances in connection with the acquisition of Comshare and Extensity. The net increase in future tax assets of $5.9 million encompassing a utilization of future tax assets of $20.6 million offset the net change in valuation allowance of $26.5 million. This change in the valuation allowance was primarily due to a release of valuation allowance of $18.7 million in connection with the acquisitions of Comshare and Extensity that resulted in a corresponding decrease in the goodwill associated with these acquisitions.

        Current liabilities decreased by $23.1 million from $232.5 million at April 30, 2004, to $209.4 million at April 30, 2005. This decrease primarily resulted from a reduction in accounts payable and accrued liabilities, income taxes payable and deferred revenue. The decrease in accounts payable and accrued liabilities was attributable primarily to the payment of legal settlements of approximately $4.2 million which were included in the FY 2004 accruals, as well as the release of previously accrued facility and restructuring reserves that were either no longer required as a result of a change in circumstances, or drawn down from scheduled payments. This was partially offset by the increase in bonus and commission accruals related to FY 2005 sales target and other objectives. The decrease in income taxes payable was due to the release of reserves made in previous years that are no longer required due to changes in circumstances. Deferred revenue is primarily composed of deferred support revenue, which is recognized ratably over the term of the related maintenance agreement, normally one year, deferred professional services revenue, which is recognized as such services are performed, and deferred software license revenue, which is recognized when the "GAAP" criteria for revenue recognition have been met. The decrease in deferred revenue in FY 2005 reflects continued maintenance attrition in our EAS legacy businesses, partially offset by the increase in deferred support and software license revenue related to new software license sales.

Net Changes in Cash Flow

	Twelve months ended April 30
	2005	2004(1)	$ Change
Net cash provided by operating activities	$79,956	$66,586	$13,370
Net cash provided by (used in) investing activities	17,236	(48,285)	65,521
Net cash used in financing activities	(1,479)	(2,796)	1,317
Effect of exchange rate changes on cash and cash equivalents	6,479	726	5,753
Net increase in cash and cash equivalents	102,192	16,231	85,961

        The improvement in net cash provided by operating activities for FY 2005 was primarily attributable to higher net earnings, along with improvements in accounts receivable, accounts payable and accrued liabilities, tax related items and a decrease in restructuring reserves, offset by the decrease in deferred revenue due predominantly to attrition in our legacy EAS business and consistent with the seasonal nature of our business.

        There was an improvement in net cash provided by investing activities in FY 2005 as we did not consummate an acquisition in FY 2005, whereas we did acquire Comshare in FY 2004 for $39.1 million. We also had a net change in short-term investments and a decline in the purchase of property and equipment. An increase in restricted cash due to funds transferred to an independent trust to purchase our common shares to be held in trust in connection with previously granted RSUs also contributed significantly to this improvement.

        The improvement in net cash used by financing activities for FY 2005 was attributable to financing costs incurred in FY 2004 related to our credit facility (which were not incurred in FY 2005), the increase in cash proceeds from the exercise of stock options, and a decrease in long term debt repayments. This improvement was partially offset by the funding of an independent trust to make open market purchases of our shares to be held in trust in connection with RSUs granted in FY 2005.

Capital Resources and Commitments

        We obtained a credit facility in the second quarter of FY 2004 that is collateralized by substantially all of our assets including the assets of certain of our Canadian and U.S. subsidiaries. Certain other subsidiaries also guarantee this facility. The facility is available for our working capital needs and other general corporate purposes and for the needs of our subsidiaries that are parties to the facility agreement. As of April 30, 2005, $2.2 million of the $5.0 million letter of credit sub-facility had been utilized, and the remaining $47.8 million of the $50.0 million revolving line of credit was available for future cash needs.

        We have not entered into off-balance sheet financing as a general practice. Except for operating leases, uncollateralized bank guarantees and uncollateralized letters of credit, all of our commitments are reflected on our balance sheets. Commitments include operating leases for office equipment and facilities, letters of credit, bank guarantees, and performance bonds that are routinely issued on our behalf by financial institutions, in each case primarily in connection with facility leases and contracts with public sector customers. We do not have any other business arrangements, derivative financial instruments, or any equity interests in unconsolidated companies that would have a significant effect on our assets and liabilities as at April 30, 2005.

        The following table summarizes our outstanding cash commitments as of April 30, 2005

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$48,584	$15,100	$17,165	$8,611	$7,708
Capital leases	5,054	424	953	1,113	2,564
Employee future benefit payments	50,632	637	1,354	1,568	47,073

Total outstanding cash commitments	$104,270	$16,161	$19,472	$11,292	$57,345

Foreign Currency Risk

        We operate internationally and have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. Dollar. Consequently, we believe movements in the foreign currencies in which we transact could significantly affect future net earnings. Currently, we do not engage in the use of hedging techniques to mitigate such currency risks, however we are assessing various hedging strategies and may make use of such financial instruments in the future. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition.

Critical Accounting Estimates

General

        The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses, in cases where they are not readily ascertainable from other sources. Actual amounts may differ from these estimates under different assumptions or conditions.

        Our significant accounting policies are fully described in Note 2 to our consolidated financial statements. We have not changed our accounting policies or initially adopted new or different accounting policies during or since FY 2005. However, certain accounting policies are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. Management believes the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

        Revenue consists primarily of software license fees, maintenance fees, and professional service fees. Support and service revenue is comprised of professional services revenue from consulting, implementation and training services related to our products and maintenance and technical support subscriptions, which also includes unspecified software upgrades and enhancements. We recognize revenue in accordance with the current rules Canadian GAAP. Revenue recognition requirements are very complex and are affected by interpretations of the rules and industry practices, both of which are subject to change. We follow specific and detailed guidelines in measuring revenue; however, certain judgments and current interpretations of rules and guidelines affect the application of our revenue recognition policy.

        Software license revenue is comprised of license fees charged for the use of our products licensed under single-year, multiple-year or perpetual arrangements in which the fair value of the license fee is separately determinable from maintenance and/or professional service fees. For license arrangements that do not require significant modifications or customization of the software, we recognize software license revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, and collection of the resulting receivable is probable.

        One of the critical judgments we make is our assessment of the probability of collecting the related accounts receivable balance on a customer-by-customer basis. As a result, the timing or amount of revenue recognition may have been different if different assessments of the probability of collection had been made at the time that the transactions were recorded in revenue. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met.

        When a license agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence ("VSOE") of the fair value of all undelivered elements exists, we use the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. VSOE for all elements of an arrangement is based upon the normal pricing and discounting practices for those elements when sold separately, and, for maintenance services, may additionally be measured by the renewal rate. We are required to exercise judgment in determining whether VSOE exists for each undelivered element and to determine whether and when each element has been delivered. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we recognize in a particular period.

        Maintenance revenue consists of fees charged for customer support on our software products post-delivery, which are determinable based upon VSOE of the fair value. Maintenance fee arrangements include ongoing customer support and rights to unspecified product updates "if and when available." Customer payments for maintenance are generally received in advance and are non-refundable. Maintenance revenue is deferred and recognized on a straight-line basis as support and services revenue over the life of the related agreement, which is typically one year.

        Professional service revenue consists of fees charged for product training and consulting and implementation services, which are determinable based upon VSOE of the fair value. When license arrangements include maintenance and professional services, the license fees are recognized upon delivery, provided that (1) the criteria described above for delivery have been met, (2) payment of the license fees is not dependent upon the performance or acceptance of the services, (3) the services are not essential to the functionality of the software, and (4) VSOE exists on the undelivered services and maintenance. We use VSOE of fair value for the services and maintenance to account for an arrangement using the residual method, regardless of any separately stated prices within the contract for each element. Revenue for services is recognized as the services are performed. VSOE of fair value of professional services is based upon the average hourly rate charged when such services are sold separately. When we enter into contracts to provide services only, revenue is recognized as the services are performed. Fixed price professional services contracts are recognized on a proportional performance basis as determined by the relationship of contract costs incurred to date and the estimated total contract costs, which are regularly reviewed during the life of the contract, subject to the achievement of any agreed upon milestones. In the event that a milestone has not been achieved, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone.

        Revenue from fixed price professional service contracts is recognized on a proportional performance basis, which requires us to make estimates and is subject to risks and uncertainties inherent in projecting future events. A number of internal and external factors can affect our estimates, including the nature of the services being performed, the complexity of the customer's environment and the utilization and efficiency of our professional services employees. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. If we do not have a sufficient basis to estimate the progress towards completion, revenue is recognized when the project is complete or when we receive final acceptance from the customer.

        For arrangements that do not meet the criteria described above, both the license revenues and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. We estimate the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. To date, we have had no contracts accounted for using the percentage of completion method.

Valuation of Identifiable Goodwill and Other Intangible Assets

        We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

        Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the fair value assigned to the, net identifiable tangible and intangible assets acquired. Goodwill is not amortized but rather it is periodically assessed for impairment. We perform an annual review in the fourth quarter of each fiscal year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired.

        Goodwill is tested for impairment at the "reporting unit level" ("reporting unit") in accordance with the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets." A "reporting unit" is a group or business for which discrete financial information is available and that have similar economic characteristics. Our impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value, our review process uses the cash flow method and is based on a discounted future cash flow approach that utilizes estimates for the reporting units that include the following: revenue, based on expected growth rates; estimated costs; and appropriate discount rates. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of the projected discounted cash flows. Should different conditions prevail, material write-downs of goodwill could occur.

        We also review the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Any change in estimate which causes the undiscounted expected future cash flows to be less than the carrying value, would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

Accounting for Income Taxes

        Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. Our effective tax rate may be affected by changes in, or interpretations of, tax laws in any given jurisdiction, the level of profitability, utilization of net operating losses and tax credit carry forwards, changes in geographical mix of income and expense, and changes in management's assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate on a quarterly basis. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet.

        We record a valuation allowance to reduce our future tax assets recorded on our balance sheet to the amount of future tax benefit that is more likely than not to be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, there is no assurance that the valuation allowance will not need to be increased to cover additional future tax assets that may not be realizable. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Any increase in the valuation allowance could have a material adverse impact on our income tax provision and net income reflected in our consolidated statement of operations in the period in which such determination is made.

Restructuring

        We have accrued restructuring charges in connection with lease commitments for the various facilities that we have vacated, net of estimated projected sublease income. In accounting for these accruals, we have made assumptions based on current market conditions in the various areas where we have vacant space, and these assumptions necessarily entail a high level of management judgment. These market conditions will often fluctuate greatly due to such factors as changes in property occupancy rates; rental prices charged for comparable properties and general economic conditions. These changes could materially affect our accrual. If, in future periods, it is determined that we have over accrued restructuring charges for the consolidation of facilities, the reversal of such over-accrual would have a favorable impact on our financial statements in the period during which this was determined and would be recorded as a credit to restructuring costs. Conversely, if it is determined that our accrual is insufficient, an additional charge would have an unfavorable impact on our financial statements in the period this was determined.

Accounts Receivable

        We evaluate the collectibility of our trade receivables based on a combination of factors. We regularly analyze our significant customer accounts, and, when we become aware of a specific customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, we record specific bad debt reserves to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debts on a small portion of all other customer balances based on a variety of factors, including the length of time that the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. As of April 30, 2005 our allowance for doubtful accounts was $5.8 million.

Contingencies

        We are currently involved in various claims and legal proceedings. Quarterly, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in determining whether a loss is probable and, if so, whether an exposure is reasonably estimable. Because of the uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and, if necessary, revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

Recent Accounting Pronouncements

Canadian GAAP

Consolidation of Variable Interest Entities

        In June 2003, the CICA issued Accounting Guideline No. 15 ("AcG-15") Consolidation of Variable Interest Entities. AcG-15 addresses the consolidation of variable interest entities ("VIEs"), which are entities that have insufficient equity at risk to finance their operations without additional subordinated financial support and/or entities whose equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The guideline was effective for our interim period beginning February 1, 2005. Since we did not and do not currently hold any variable interests, the adoption of AcG-15 did not have a material impact on our consolidated financial position, results of operations and cash flows

Financial Instruments, Comprehensive Income, Hedges

        On January 27, 2005, the Accounting Standards Board issued CICA Handbook section 1530 Comprehensive Income ("Section 1530"), Handbook Section 3855 Financial Instruments—Recognition and Measurement ("Section 3855") and Handbook section 3865 Hedges ("Section 3865"). Section 3855 expands on CICA handbook section 3860 Financial Instruments- Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how instrument gains and losses are to be presented. Section 3865—Hedges, is optional. It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530 introduced a new requirement to present temporarily certain gains and losses outside net income in a new component of shareholders' equity entitled Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for us beginning May 1, 2007. We are currently evaluating the impact of these standards on our consolidated financial position, results of operations and cash flows.

U.S. GAAP

Share-Based Payment

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. In April 2005, the Securities and Exchange Commission (the "SEC") postponed the effective date of SFAS 123R until the issuer's first fiscal year beginning after June 15, 2005. Under the current rules, we will be required to adopt SFAS 123R in the first quarter of fiscal 2007, beginning May 1, 2006. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition.

        We adopted the fair value method of accounting for all stock-based compensation awards to both employees and non-employees granted on or after May 1, 2003. All stock-based compensation related to awards granted prior to April 30, 2003 is included in the pro forma disclosures in the notes to the consolidated financial statements. Under SFAS 123R, we must utilize one of the transition methods required by the standard to record the fair value of stock-based compensation related to these awards. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated.

        In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. We are still evaluating the requirements of SFAS 123R and SAB 107 and expect that the adoption of SFAS 123R on May 1, 2006 will not have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

Exchanges of Non-monetary Assets

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets-An Amendment of Accounting Principles Board Opinion No. 29, Accounting for Non-monetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Non-monetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005, and we will be required to adopt it in the second quarter of fiscal 2006, beginning on August 1, 2005. We do not believe adoption of Statement 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

Risks and Uncertainties

        We operate in a dynamic and rapidly changing environment and industry, which exposes us to numerous risks and uncertainties. The following section describes some, but not all, of the risks and uncertainties that may adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not described below or not presently known to us may also affect our business, financial condition or results of operations. If any of these risks occurs, our business, financial condition, or results of operations could be seriously harmed. You should understand that the sole purpose of discussing these risks and uncertainties is to alert you to certain factors which could cause actual results to differ materially from those described in the forward-looking statements and not to describe facts, trends and circumstances that could have a favorable impact on the Company's results. This section should be read in conjunction with the audited Consolidated Financial Statements for the year ended April 30, 2005 and Notes thereto, and the other parts of this MD&A.

We have had losses in the past and may not maintain our current profitability in the future. The trading price of our common shares may fall if we fail to maintain profitability or generate sufficient cash from operations.

        We generated net earnings of $77.0 million for the year ended April 30, 2005. Although we had net earnings for the past four fiscal years, we had a net loss of $169.4 million for the year ended April 30, 2001. In the past, our losses have resulted principally from costs incurred to realign our global operations and our conclusion that the goodwill and other intangibles we carried on our consolidated balance sheet was impaired. Although we have been operating profitability since FY 2002, we expect to continue experiencing fluctuations in our operating results and cannot assure sustained profitability.

        As we grow our business, we expect operating expenses and capital expenditures to increase correspondingly, and as a result, we will need to generate significant revenue to maintain profitability. We may not be able to sustain or to increase profitability or cash flows from operations on a quarterly or annual basis in the future and could incur losses in future periods. If our revenues decline as they have in past years, our operating results could be seriously impaired because many of our expenses are fixed and cannot be easily or quickly reduced. A failure to maintain profitability could materially and adversely affect our business.

        In FY 2003, we recorded goodwill impairment and net restructuring and other unusual items of $15.1 million related to significant write-downs of goodwill, as well as to restructuring efforts intended to reduce costs and more efficiently organize our operations.

        Although no such write-downs or charges were required during FY 2004 or FY 2005, we periodically review the value of acquired intangibles and goodwill to determine whether any impairment exists and we could write-down a portion of our intangible assets and goodwill as part of any such future review. We also periodically review opportunities to organize operations more efficiently, and may record further restructuring charges in connection with any such reorganization. Any write-down of intangible assets or goodwill or restructuring charges in the future could affect our results of operations materially and adversely.

Our revenues and operating results fluctuate significantly from quarter to quarter, and the trading price of our common shares could fall if our revenues or operating results are below the expectations of analysts or investors.

        Our revenues and operating results fluctuate significantly from quarter to quarter. Historically, our revenue in the third quarter of each fiscal year, our quarter ending January 31, has benefited from year-end budget cycles and spending, and we have generated less revenue, and collected less cash, during our first and second fiscal quarters of each year, our quarters ending July 31 and October 31, due in part to the European summer holiday season. These historical patterns may change over time.

Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenue in that quarter in accordance with our revenue recognition policies.

        Our quarterly revenues and operating results may fluctuate based on a variety of factors, including the following:

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  the timing of significant orders, and delivery and implementation of our products;

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  the gain or loss of any significant customer;

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  the number, timing and significance of new product announcements and releases by us or our competitors;

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  our ability to acquire or develop (independently or through strategic relationships with third parties), to introduce and to market new and enhanced versions of our products on a timely basis;

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  order cancellations and shipment rescheduling delays;

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  patterns of capital spending and changes in budgeting cycles by our customers;

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  market acceptance of new and enhanced versions of our products;

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  changes in the pricing and the mix of products and services that we sell and that our customers demand;

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  the demand for our products and the market conditions for technology spending;

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  seasonal variations in our sales cycle (such as lower sales levels typically experienced by our European operations during summer months);

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  the level of product and price competition;

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  the amount and timing of operating costs and capital expenditures relating to the expansion of our business;

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  the geographical mix of our sales, together with fluctuations in foreign currency exchange rates;

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  the timing of any acquisitions and related costs;

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  changes in personnel and related costs; and

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  legal proceedings in the normal course of business.

        In addition, we expect that a substantial portion of our revenue will continue to be derived from renewals of maintenance contracts from customers of our software applications. These maintenance contracts typically expire on an annual basis, and the timing of cash collections of related revenues varies from quarter to quarter. In addition, our new license revenue and results of operations may fluctuate significantly on a quarterly and annual basis in the future, as a result of a number of factors, many of which are outside of our control. The sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. As a result, the sales cycle associated with new license revenue will vary substantially and will be subject to a number of factors, including customers' budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by us or our competitors.

        If our revenues or operating results fall below the expectations of financial analysts or investors, the trading price of our common shares could fall. As a result of the foregoing factors and the other factors described in this section, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful. You should not rely on these comparisons to predict our future performance.

We experience customer attrition, which could affect our revenues more adversely than we expect, and we may be unable to adapt quickly to such attrition. Any significant reduction in revenues as a result of attrition may result in a decrease in the trading price of our common shares.

        We expect that a substantial portion of our revenue will continue to be derived from renewals of annual maintenance contracts with customers of our software applications, and, to a lesser extent, from professional services engagements for these customers. Attrition in our customer base has historically taken place, and continues to take place, when existing customers elect not to renew their maintenance contracts and cease purchasing professional services from us. Customer attrition occurs for a variety of reasons, including a customer's decision to replace our product with that of a competing vendor, to purchase maintenance or consulting services from a third-party service provider, or to forgo maintenance altogether. It can also occur when a customer is acquired or ceases operations.

        To date, we have experienced relatively predictable and stable customer attrition. We have been able to replace portions of revenue lost through attrition with new revenue from maintenance and professional services associated with new license sales and from maintenance contract price increases, as well as from acquisitions. However, any factors that adversely affect the ability of our installed systems to compete with those available from others, such as availability of competitors' products offering more advanced product architecture, superior functionality or performance or lower prices, or factors that reduce demand for our maintenance and professional services, such as intensifying price competition, could lead to increased rates of customer attrition. Should the rate of customer attrition exceed our expectations, we may be unable to replace the lost revenue or to reduce our costs sufficiently or in a timely enough fashion to maintain profitability. In such circumstances, higher-than-expected customer attrition could have a material adverse effect on our business, results of operations, and financial condition.

We may be unable to realize our growth strategy if we are unable to identify other suitable acquisition opportunities.

        We believe, based on feedback from our industry and internal analysis, that our future success depends upon our ability to make additional worthwhile acquisitions such as our acquisitions of Extensity and Comshare to offset the effect of customer attrition. We cannot be certain that we will be able to identify suitable new acquisition candidates that are available for purchase at reasonable prices. Even if we are able to identify such candidates, we may be unable to consummate an acquisition on suitable terms. If we are unable to find and consummate additional worthwhile acquisitions, it is likely that our revenues and stock price will decline due to the adverse impact this would have on our ability to grow our business and offset the effect of customer attrition. Many recent transactions in the software industry in general, and the BPM segment in particular, have occurred at valuations with multiples exceeding two times revenue. Consequently, identifying suitable acquisition targets has become increasingly difficult and this has impaired our ability to execute accretive acquisitions, given Geac's own enterprise value to revenue ratio. When evaluating an acquisition opportunity, we cannot assure you that we will correctly identify the risks and costs inherent in the business that we are acquiring. In addition, to achieve desired growth rates as we become larger, we are likely to focus more heavily on larger companies for acquisition and continue to target public companies as potential acquisition candidates. The acquisition of a public company may involve additional risks, including the potential for lack of recourse against public shareholders for undisclosed material liabilities of the acquired business. If we were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of our available cash resources could be used.

Any inability on our part to integrate successfully other businesses that we acquire may disrupt our operations or otherwise have a negative impact on our business.

        We are frequently in formal or informal discussions with potential acquisition candidates and may acquire, or make large investments in, other businesses that offer products, services, and technologies that we believe would complement our products and services. Integration of our completed acquisitions and any future acquisitions involves a number of special risks, including the following: diversion of management's attention from, and disruption of, our ongoing business; failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; failure to maximize the potential financial and strategic benefits of the transaction; failure to realize the expected synergies from acquired businesses; possible impairment of relationships with employees and customers as a result of any integration of new businesses and management personnel; impairment of assets related to resulting goodwill; reductions in future operating results from amortization of intangible assets; and unanticipated adverse events, circumstances, or legal liabilities associated with the transaction or the acquired business.

        Moreover, mergers or acquisitions of technology companies are generally risky and often fail to deliver the return on investment that acquirers expect. Such failures can result from a number of factors, including the following: rapid changes in technology in the markets in which the combining companies compete, and in demand for their products and services; difficulties in integrating the businesses and personnel of the acquired company; failure to achieve expected revenue or cost synergies; and unanticipated costs or liabilities. In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with our assumptions or approach to accounting policies. If we are unable to integrate future acquisitions successfully, our business and results of operations could be adversely affected.

The loss, cancellation or delay of orders by our customers could harm our business.

        The purchase of some of our products, particularly our EAS products, and the related professional services may involve a significant commitment of resources and costs for our customers. As a result, our sales process involves a lengthy evaluation and product qualification process that may require significant capital expenditures. For these and other reasons, the sales cycle associated with the license of our products, renewal of maintenance agreements, and sale of related professional services vary substantially from contract to contract and from customer to customer. The sales cycles for our products vary by product and application, and may range up to a year or more for large, complex installations. We may experience delays over which we have no control and which further extend that period. During the process, we may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations, and feasibility studies. If we are unsuccessful in generating offsetting revenues during these sales cycles, our revenues and earnings could be substantially reduced or we could experience a large loss. Any significant or ongoing failure ultimately to achieve sales as a result of our efforts, or any delays or difficulties in the implementation process for any given customer could have a negative impact on our revenues and results of operations.

Demand for our products and services fluctuate rapidly and unpredictably, which makes it difficult for us to manage our business efficiently and may reduce our gross profits, profitability and market share.

        We depend upon the capital spending budgets of our customers. World and regional economic conditions have, in the past, adversely affected our licensing and support revenue. The continued weakness in our revenues from sales of new licenses of our enterprise applications systems appears to be consistent with the experience of other participants in our industry. If economic or other conditions reduce our customers' capital spending levels, our business, results of operations and financial condition may be adversely affected. There has been a severe worldwide downturn in information technology spending over the last few years, and any growth in our markets will depend on a general recovery in information technology spending. Growth prospects for our existing businesses are uncertain, with expansion in the industry also being highly dependent on users of enterprise applications systems enhancing their current systems through Web-based applications and new functionality that is complementary to that of their existing systems. Currently, our sales data and industry observations indicate that the market for enterprise resource planning software is weak, and it may continue to be weak for the foreseeable future.

        In addition, the purchase and implementation of our products can constitute a major portion of our customers' overall corporate services budget, and the amount customers are willing to invest in acquiring and implementing such products has tended to vary in response to economic or financial crises or other business conditions. Continuation of the current economic circumstances or other difficulty in the economies where we license our products, including North America, the United Kingdom, and other European countries, could have a material adverse effect on our business, financial position, operating results, or cash flows. In particular, our financial position may be significantly adversely affected by a prolonged recession or economic slowdown in any of the economies where we derive a substantial portion of our revenue.

We face significant competition from other providers of enterprise application software and systems, which may reduce our market, share or limit the prices we can charge for our systems and services.

        The enterprise software market in which we compete is maturing and is deeply penetrated by large independent software suppliers, such as Microsoft, Oracle, Hyperion, Cognos, Outlooksoft, Cartesis, Lawson Software, SAP, SSA Global, Infor and Intentia, and many other suppliers selling to small and mid-sized customers. As a result, competition is intense, and significant pricing pressure exists. The intensity of this competition increases as demand for products and services, such as those offered by us, weakens. To maintain and to improve our competitive position, we must continue to develop and to introduce, in a timely and cost-effective manner, new products, product features, and services. In addition, we expect that a substantial portion of our revenue will continue to be derived from renewals of annual maintenance contracts with customers of our software applications. Although we have experienced relatively stable and predictable attrition relating to these contracts, increased competition could significantly reduce the need for our maintenance services, as customers could either decide to replace our software applications with a competitor's applications or to enter into a maintenance contract with a third party to service their software.

        We anticipate additional competition as other established and emerging companies enter the market for our products and as new products and technologies are introduced. For example, companies that historically have not competed in the enterprise resource planning systems market could introduce new enterprise applications based on newer product architectures that could provide for functionality similar to or better than that of our products that are based on older technology. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. This competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share. In addition, variances or slowdowns in our new licensing revenue may negatively impact our current and future revenue from services and maintenance, since such services and support revenues typically depend on new license sales.

Our competitors may have advantages over us that may inhibit our ability to compete effectively.

        Many of our competitors and potential competitors have significantly greater financial, technical, marketing, and other resources, greater name recognition, and a larger installed base of customers than we do. The products of some of our competitors are based on more advanced product architectures or offer performance advantages compared with our more mature EAS and ISA products. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or may devote greater resources to the development, promotion, and sale of their products than we are able to do. Many competitive factors affect the market for our products and our ability to earn maintenance, professional services and new license revenue. Some of these factors are: vendor and product reputation; industry-specific expertise; cost of ownership; ease and speed of implementation; customer support; product architecture, quality, price and performance; product performance attributes, such as flexibility, scalability, compatibility, functionality and ease of use; and vendor financial stability. Our inability to compete effectively based on any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition. Not all of our existing products compete equally well with respect to each of these factors. To the extent that we conclude that one or more of our existing products are unable to compete effectively, we may reduce the amount of product development, sales and marketing and other resources that we devote to that product. This could result in customer dissatisfaction, increased customer attrition rates and a decline in revenues from that product, each of which could have a material adverse effect on our business, results of operations, and financial condition.

Our business may be impacted by the recent consolidation trend in the software industry.

        Our experience indicates that there is a recent trend in the software industry generally, and the enterprise resource planning segment specifically, towards the consolidation of the participants within the industry and between segments. This trend may continue and could result in fewer participants in each segment, some of whom may have greater economic resources, broader geographic scope, a broader range of products and better overall positioning than we do. As a result of this consolidation trend and the fact that there may be fewer participants in the industry or in each segment, competition may increase and pricing pressure on our products may intensify. Industry participants with a broader range of product offerings may be better able to meet customers' needs and win new business. In addition, as a result of this trend, customers' buying patterns may be impacted. The uncertainty in the market created by this trend may cause customers to postpone or delay their buying decisions until the uncertainty regarding this consolidation trend is reduced. To the extent we are unable to capitalize on this consolidation trend, it could have a material adverse effect on our business, results of operations, and financial condition.

If we consummate new acquisitions, resulting growth may place significant demands on our management resources and operational infrastructure. Any failure to manage this growth effectively may lead to a disruption in our operations and a resulting decline in profitability.

        In the past, we experienced substantial growth, primarily through acquisitions, which significantly expanded our operations. We made 33 acquisitions between May 1, 1996 and August 31, 2003, and we plan to continue to make acquisitions in the future. Growth and expansion resulting from future acquisitions may place a significant demand on our management resources. To manage post-acquisition growth effectively, we must maintain a high level of quality, efficiency and performance and must continue to enhance our operational, financial, and management systems and to retain, integrate, motivate and manage the employees who manage our operations following an acquisition. We may not be able to manage such expansion effectively and any failure to do so could lead to a disruption in our business, a loss of customers and revenue, and increased expenses. Any such decline in profitability could adversely impact the trading price of Geac common shares.

Potential divestitures may reduce revenues in the short term and create uncertainty among our employees, customers and potential customers, which could harm our business.

        We have in the past divested, and may in the future consider divesting, certain portions of our business. Any divestitures would result in a short-term reduction in revenue and could harm our results of operations if we were not able to reduce expenses accordingly or to generate offsetting sources of revenue. To the extent that our consideration of these potential divestitures became known prior to their completion, we could face the risk, among others, that customers and potential customers of the business division in question might be reluctant to purchase our products and services during this period. In addition, we face the risk that we may be unable to retain qualified personnel within that business division during this period. These risks could prevent us from successfully completing on favorable terms, or at all, divestitures that would otherwise be beneficial to us, and may in the process weaken business divisions that we are considering for divestiture. Any of these events could result in a loss of customers, revenues, and employees and could harm our results of operations.

Our international operations expose us to additional risks, including currency-related risk.

        We are subject to risks of doing business internationally, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in the enforcement of intellectual property rights and political uncertainties. We derived more than 95 percent of our total revenue from sales outside Canada in each of FY 2005 and FY 2004. Our most significant international operations are in the United States, the United Kingdom, and France, which are the only countries in which our revenues constituted more than 10 percent of our total worldwide revenues during FY 2005 and FY 2004. Historically, our Canadian sales and expenses have been denominated in Canadian dollars, and our non-Canadian sales and expenses have been denominated in the currencies of 21 other jurisdictions. Effective May 1, 2003, we adopted the U.S. dollar as our reporting currency. To date, we have not used forward, exchange contracts to hedge exposures denominated in non-U.S. currencies or any other derivative financial instrument for trading, hedging, or speculative purposes.

        Revenues and expenses generated in foreign currencies are translated at exchange rates during the month in which the transaction occurs. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition. In addition, fluctuations in exchange rates could affect the pricing of our products and negatively influence customer demand. Additional risks we face in conducting business internationally include: longer payment cycles and difficulties in managing international operations (including constraints associated with local laws regarding employment, difficulty in enforcing our agreements through foreign legal systems, problems in collecting accounts receivable, complex international tax and financial reporting compliance requirements, and the adverse effects of tariffs, duties, price controls or other restrictions that impair trade).

Seasonal trends in sales of our software products may result in periodic reductions in our cash flow and impairment of our operating results.

        Seasonality in our business could result in our revenues or cash flows in a given period being less than market estimates. Seasonality could also result in quarter-to-quarter decreases in our revenues or cash flows. Our revenues and operating results in our January quarter have tended to benefit from customer spending related to calendar year-end budget cycles. Most of our maintenance contract renewals occur on a calendar-year basis. Accordingly, cash receipts from maintenance contract renewals are usually highest in the January quarter and lowest in the July and October quarters. These historical patterns may change over time, however, particularly as our operations become larger and the sources of our revenue change and become more diverse. Our European operations have expanded significantly in recent years and may experience variability in demand associated with seasonal buying patterns in these foreign markets. For example, our July and October quarters typically experience reduced sales and cash collections activity, in part, due to the European summer holiday season. Our operating expenses are generally fixed, and any increase in such expenses will have a disproportionate adverse affect on our gross margins and net earnings in those quarters in which, due to the seasonality of our business, we generate less revenue.

Impact of geopolitical and other global or local events may have a significant effect on our operations.

        Various events, including natural disasters, extreme weather conditions, labour disputes, civil unrest, war and political instability, terrorism, and contagious illness outbreaks, or the perceived threat of these events, may cause a disruption of our normal operations and may disrupt the domestic and international travel of our sales and other personnel. In addition to the general uncertainty that these events or the perceived threat of these events could have on the demand for our products and services, the ability of our personnel, including maintenance and sales personnel, to travel to visit customers or potential customers may be affected. The sales cycle for our products includes a period of education for potential customers on the use and benefits of our products and services, as well as the integration of our products and services with additional applications utilized by individual customers. Any disruption in the ability of our personnel to travel could have a material and adverse impact on our ability to complete this process and to service these customers, which could, in turn, have a material adverse effect on our business, results of operations and financial condition. In addition, these events or the perceived threat of these events may require us to reorganize our day-to-day operations to minimize the associated risks. Any expense related to the reorganization of our day-to-day operations, even on a short-term basis, could also have a material adverse effect on our business, results of operations and financial condition.

If we cannot attract and retain qualified sales personnel, customer service personnel, and software developers, we may not be able to sell and to support our existing products or to develop new products.

        We depend on key technical, sales, and senior management personnel. Many of these individuals would be difficult to replace if they were to leave our employment. In addition, our success is highly dependent on our continuing ability to identify, to hire, to train, to assimilate, to motivate, and to retain highly qualified personnel, including recently hired officers and other employees. Any such new hire may require a significant transition period prior to making a meaningful contribution to the Company. Competition for qualified employees is particularly intense in the technology industry, and we have in the past experienced difficulty recruiting qualified employees. Our failure to attract and to retain the necessary qualified personnel could seriously harm our operating results and financial condition.

        Our future growth depends, in part, upon our ability to develop new products and to improve existing products. Our ability to develop new products and services and to enhance our existing products and services will depend, in part, on our ability to recruit and to retain top quality software programmers. If we are unable to hire and to retain sufficient numbers of qualified programming personnel, we may not be able to develop new products and services or to improve our existing products and services in the time frame necessary to execute our business plan.

Our executive officers are critical to our business, and these officers may not remain with us in the future.

        Our future success largely depends on the continued efforts and abilities of our executive officers. Their skills, experience and industry contacts significantly benefit us. Although we have employment and non-competition agreements with members of our senior management team we cannot assure you that they or our other key employees will all choose to remain employed by us. If we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business, operating results, and financial condition could be harmed. We do not maintain key-man life insurance on any of our employees.

The market for our software products is characterized by rapid technological advances, and we must continually improve our technology to remain competitive.

        Rapid technological change and frequent new product introductions and enhancements characterize the enterprise solutions software industry. Our current and potential customers increasingly require greater levels of functionality and more sophisticated product offerings. In addition, the life cycles of our products are difficult to estimate. While we believe some of our products may be nearing the end of their product life cycles, we cannot estimate the decline in demand from our customer of maintenance and support related to these products. Accordingly, we believe that our future success depends upon our ability to enhance current products and to develop and to introduce new products offering enhanced performance and functionality at competitive prices in a timely manner, and on our ability to enable our products to work in conjunction with other products from other suppliers that our customers may utilize. Our failure to develop and to introduce or to enhance products in a timely manner could have a material adverse effect on our business, results of operations, and financial condition. We may be unable to respond on a timely basis to the changing needs of our customer base and the new applications we design for our customers may prove to be ineffective. Our ability to compete successfully will depend in large measure on our ability to be among the first to market with effective new products or services, to maintain a technically competent research and development staff, and to adapt to technological changes and advances in the industry. Our software products must remain compatible with evolving computer hardware and software platforms and operating environments. We cannot assure you that we will be successful in these efforts. In addition, competitive or technological developments and new regulatory requirements may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments. If we were required to expend substantial resources to respond to specific technological or product changes, our operating results would be adversely affected.

We may be unable to develop and to maintain collaborative development and marketing relationships, which could result in a decline in revenues or slower than anticipated growth rates.

        As a part of our business strategy, we have formed, and intend to continue to form, collaborative relationships with other leading companies to increase new license revenue. Our success will depend, in part, on our ability to maintain these relationships and to cultivate additional corporate alliances with such companies. We cannot assure you that our historical collaborative relationships will be commercially successful, that we will be able to negotiate additional collaborative relationships, that such additional collaborative relationships will be available to us on acceptable terms, or that any such relationships, if established, will be commercially successful. In addition, we cannot assure you that parties with whom we have established, or will establish, collaborative relationships will not, either directly or in collaboration with others, pursue alternative technologies or develop alternative products in addition to, or instead of, our products. Such parties may also be acquired by our competitors to terminate our relationship or they may experience financial or other difficulties that lessen their value to us and to our customers. Our financial condition or results of operations may be adversely affected by our failure to establish and maintain collaborative relationships.

We may become increasingly dependent on third-party technology incorporated in our products, and, if so, impaired relations with these third parties, errors in their technology, or their inability to enhance the technology over time could harm our business.

        We incorporate third-party technology into our products. Currently, the third-party providers include, without limitation: IBM, Impromptu, FRx, Jacada, Brio, Apache Foundation, Microsoft, Lombardi, IBI, Pervasive, BEA Systems, DataMirror, Business Objects and Sun Microsystems. We may incorporate additional third-party technology into our products as we continue to develop our existing products and expand our product lines. The operation of our products could be impaired if errors occur in the third-party technology that we license. It is more difficult for us to correct errors in third-party technology because the technology is not within our control. Accordingly, our business may be adversely affected in the event of errors in this technology. Furthermore, it may be difficult for us to replace any third-party technology if a vendor seeks to terminate our license to use the technology.

We may be unable to protect our proprietary technology and that of other companies we may acquire, which could harm our competitive position.

        We have relied, and expect to continue to rely, on a combination of copyright, trademark and trade-secret laws, confidentiality procedures, and contractual provisions to establish, to maintain, and to protect our proprietary rights. Despite our efforts to protect our proprietary rights in our intellectual property and that of other companies we may acquire, unauthorized parties may attempt to copy aspects of our products or to obtain information we regard as proprietary. Policing unauthorized use of our technology, if required, may be difficult, time- consuming, and costly. Our means of protecting our technology may be inadequate.

        Third parties may apply for patent protection for processes that are the same as, or similar to, our processes, or for products that use the same or similar processes as our products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or to obtain and to use information that we regard as proprietary. Third parties may also independently develop similar or superior technology without violating our proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent, as do the laws of Canada and the United States.

        Trademark protection is an important factor in establishing product recognition. Our inability to protect our trademarks from infringement could result in injury to any goodwill, which may be developed in our trademarks. Moreover, we may be unable to use one or more of our trademarks because of successful third-party claims.

        Claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products. Although we believe that our products and technology do not infringe proprietary rights of others, litigation may be necessary to protect our proprietary technology, and third parties may assert infringement claims against us with respect to their proprietary rights. Any claims or litigation can be time consuming and expensive regardless of their merit. Infringement claims against us could cause product release delays, require us to redesign our products or to enter into royalty or license agreements that may not be available on terms acceptable to us, or at all.

Product development delays could harm our competitive position and reduce our revenues.

        If we experience significant delays in releasing new or enhanced products, our position in the market could be harmed and our revenue could be substantially reduced, which would adversely affect our operating results. We have experienced product development delays in the past and may experience delays in the future. In particular, we may experience product development delays associated with the integration of recently acquired products and technologies. Delays may occur for many reasons, including the inability to hire a sufficient number of developers, discovery of bugs and errors, or the inability of our current or future products to conform to customer and industry requirements.

If our customers demand performance guarantees, the costs and risks associated with offering our products and services will increase.

        We and our competitors are being requested, with increasing frequency, to provide specific performance guarantees with respect to the functionality of certain aspects of our software. Similarly, we have been requested to quote fixed-price bids for professional services. These requests present risks, because no two implementations of our software are identical, and therefore we cannot accurately predict precisely what will be required to meet these performance standards. If this trend continues, our profitability may be affected if we are required to spend more to meet our commitments.

Our software products may contain errors or defects that could result in lost revenue, delayed or limited market acceptance, or product liability claims with substantial litigation costs.

        As a result of their complexity, software products may contain undetected errors or failures when entering the market. Despite testing performed by us and testing and use by current and potential customers, defects and errors may be found in new products after commencement of commercial shipments or the offering of a network service using these products. In these circumstances, we may be unable to successfully correct the errors in a timely manner or at all. The occurrence of errors and failures in our products could result in negative publicity and a loss of, or delay in, market acceptance of those products. Such publicity could reduce revenue from new licenses and lead to increased customer attrition. Alleviating these errors and failures could require significant expenditure of capital and other resources by us. The consequences of these errors and failures could have a material adverse effect on our business, results of operations, and financial condition.

        Because many of our customers use our products for business-critical applications, any errors, defects, or other performance problems could result in financial or other damage to our customers. Our customers or other third parties could seek to recover damages from us in the event of actual or alleged failures of our products or the provision of services. We have in the past been, and may in the future continue to be, subject to these kinds of claims. Although our license agreements with customers typically contain provisions designed to limit our exposure to potential claims, as well as any liabilities arising from these claims, the provisions may not effectively protect against these claims and the liability and associated costs. Accordingly, any such claim could have a material adverse effect upon our business, results of operations, and financial condition. In addition, defending this kind of claim, regardless of its merits, or otherwise satisfying affected customers, could entail substantial expense and require the devotion of significant time and attention by key management personnel.

The hosting services of our AppCare service, Extensity products, and Interealty business are dependent on the uninterrupted operation of our data centers. Any unexpected interruption in the operation of our data centers could result in customer dissatisfaction and a loss of revenues.

        The hosting services offered by our AppCare remote application management service, Extensity products, portions of our Anael, Local Government businesses and Interealty business depend upon the uninterrupted operation of our data centers and our ability to protect computer equipment and information stored in our data centers against damage that may be caused by natural disaster, fire, power loss, telecommunications or internet failure, unauthorized intrusion, computer viruses and other similar damaging events. If any of our data centers were to become inoperable for an extended period, we might be unable to provide our customers with contracted services. Although we take what we believe to be reasonable precautions against such occurrences, we can give no assurance that damaging events such as these will not result in a prolonged interruption of our services, which could result in customer dissatisfaction, loss of revenue and damage to our business.

        In addition, if customers determine that our hosted product is not scalable, does not provide adequate security for the dissemination of information over the Internet, or is otherwise inadequate for Internet-based use, or, if for any other reason, customers fail to accept our hosted products for use on the Internet or on a subscription basis, our business will be harmed. As a provider of hosted services, we expect to receive confidential information, including credit card, travel booking, employee, purchasing, supplier, and other financial and accounting data, through the Internet. There can be no assurance that this information will not be subject to computer break-ins, theft, and other improper activity that could jeopardize the security of information for which we are responsible. Any such lapse in security could expose us to litigation, loss of customers, or otherwise harm our business. In addition, any person who is able to circumvent our security measures could misappropriate proprietary or confidential customer information or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, a well-publicized compromise of security could deter people from using our Web-hosted products to conduct transactions that involve transmitting confidential information. Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general could significantly harm our business, operating results and financial condition.

        As Internet commerce evolves, we expect that federal, provincial, state or foreign agencies will adopt new regulations covering issues, such as user privacy, pricing, taxation of goods and services provided over the Internet, and content and quality of products and services. It is possible that new legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally and reduce demand for our products and services.

Our shareholder protection rights plan may discourage take-over attempts.

        We have adopted a shareholder protection rights plan pursuant to which one right for each Geac common share has been issued. The rights represent the right to purchase, subject to the terms and conditions of the rights plan, Geac common shares on a basis that would have the effect of diluting the interests of potential acquirers. The rights plan may have an anti-take-over effect and discourage take-over attempts not first approved by our board of directors or made in accordance with the terms of the plan.

Extensity, a company we acquired in March 2003, is the target of a securities class action complaint, which may result in substantial costs and divert management attention and resources.

        Extensity, a company we acquired in March 2003, is subject to a class action suit which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters. The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings. The plaintiffs seek an unspecified amount of damages. The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which would be funded by the issuers' insurers. On February 15, 2005, the Court issued an opinion granting preliminary approval of the settlement. If the settlement is not finally approved, this action may divert the efforts and attention of our management and, if determined adversely, could have a material impact on our business, financial position, results of operations and cash flows.

We may be required to delay the recognition of revenue until future periods, which could adversely impact our operating results.

        We may have to defer revenue recognition due to several factors, including whether:

  •
  we are required to accept extended payment terms;

  •
  the transaction involves contingent payment terms or fees;

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  the transaction involves acceptance criteria or there are identified product-related issues; or

  •
  license agreements include products that are under development or other undelivered elements.

        Because of the factors listed above and other specific requirements for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We may have exposure to additional tax liabilities.

        As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in Canada, the United States and various foreign jurisdictions and our tax structure is subject to review by numerous taxation authorities. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In the ordinary course of a global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. Although we strive to ensure that our tax estimates are reasonable, we cannot assure you that the final determination of any tax audits and litigation will not be different from what is reflected in our historical income tax provisions and accruals, and any such differences may materially affect our operating results for the affected period or periods.

        We also have exposure to additional non-income tax liabilities. We are subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in Canada, the United States and various foreign jurisdictions. We are regularly under audit by tax authorities with respect to these non-income taxes.

Terrorist attacks or hostilities could harm our business.

        Actual or threatened terrorist attacks or military actions, and events occurring in response to those developments, may reduce the amount, or delay the timing of, capital expenditures by corporations for information technology. Accordingly, we cannot be assured that we will be able to increase or maintain our revenue. In addition, any increase in terrorist activity or escalation of military action may disrupt our operations or the operations of our customers, which could adversely affect our business, financial condition or operating results.

Legislative actions, higher insurance costs and potential new accounting pronouncements may affect our future financial position and results of operations.

        To comply with the Sarbanes-Oxley Act of 2002 ("SOXA"), as well as recent changes to stock exchange standards, we may be required to hire additional personnel and make additional investment in our infrastructure. We are utilizing more outside legal, accounting and advisory services than in the past. As a result of the foregoing, our general and administrative costs will increase. Insurers may increase premiums as a result of high claims rates experienced by them over the past year, and so our future premiums for our various insurance policies, including our directors' and officers' insurance policies, could be subject to increase. Proposed changes in the accounting rules could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

        Currently, we qualify as a "foreign private issuer" for U.S. federal securities law purposes. "Foreign private issuers" need to comply with the requirements of SOXA 404, and certain other requirements under SOXA, for all fiscal years ending after July 15, 2006. As a result, if we continue to qualify as a "foreign private issuer" we will first be required to comply with Section 404 and certain other SOXA requirements for the first time in respect of our fiscal year ending April 30, 2007. If, for any reason, we do not continue to qualify as a "foreign private issuer" through April 30, 2006 because, among other possible reasons, the percentage of our voting securities owned by residents of the United States exceeds 50%, we will need to comply with these requirements for the first time in respect of our current fiscal year. In conjunction with the Section 404 requirements that management report on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting, we are engaged in an ongoing process to document, evaluate and test our disclosure controls and procedures, including corrections to existing controls and additional controls and procedures that we may implement. Although we have committed and are continuing to commit significant human and other resources to the SOXA compliance effort, we can make no assurance that we will be able to complete the SOXA 404 process or otherwise fully comply with the requirements under SOXA prior to, or for any fiscal period ending prior to, April 30, 2007. Any unfavorable Section 404 report or other report disclosing our failure to meet the requirements of SOXA could undermine investor confidence and the value of our stock and subject us to possible litigation.

SELECTED ANNUAL INFORMATION

        The following information is provided to give a context to the broader comments elsewhere in this report.

Three year financial highlights
(Amounts in thousands of U.S. dollars, except share and per share data)

	Years Ended April 30,
	2005	2004(1)	2003(1)
Consolidated Statement of Earnings Data:
Total revenues	$444,392	$445,272	$408,477
Total cost of revenues	(160,357)	(175,096)	(169,042)

Gross profit	284,035	270,176	239,435
Operating expenses	(199,873)	(197,938)	(185,252)

Earnings from operations	84,162	72,238	54,183
Other income (expense), net	3,987	(1,398)	(969)

Earnings from operations before income taxes	88,149	70,840	53,214
Income taxes	(11,125)	(13,674)	(21,343)

Net earnings	$77,024	$57,166	$31,871

EBITDA(2)	$100,196	$87,677	$65,704
Basic net earnings per common share	$0.90	$0.68	$0.40
Diluted net earnings per common share	$0.87	$0.66	$0.39
Weighted average number of common shares used in computing basic net earnings per share ('000s)	85,574	84,645	80,152
Weighted average number of common shares used in computing diluted net earnings per share ('000s)	88,170	86,233	81,695
Consolidated Balance Sheet Data:
Cash and cash equivalents(3)	$188,242	$86,050	$69,819
Short-term investments(3)	—	26,500	20,000
Current assets	266,425	192,166	179,128
Total assets	466,166	406,903	332,756
Current liabilities	209,399	232,547	233,268
Total liabilities	245,868	270,832	256,586
Shareholders' equity	220,298	136,071	76,170
Consolidated Statement of Cash Flow Data:
Cash provided by operating activities	$79,956	$66,586	$29,044
Cash provided by (used in) investing activities(3)	17,236	(48,285)	(33,428)
Cash (used in) provided by financing activities	(1,479)	(2,796)	6,589

(1)
Certain figures were restated to conform to the FY 2005 presentation.

(2)
Earnings before interest, income taxes, depreciation and amortization (EBITDA) is calculated based on net earnings less interest, other income, income taxes, depreciation and amortization. Geac believes that, in addition to net earnings, EBITDA is a useful supplemental measure of net earnings, as it is used by certain readers as one measure of Geac's financial performance. However, EBITDA is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP. Readers are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with Canadian GAAP, as an indicator of performance of Geac, or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Geac's method of calculating EBITDA may differ from the methods used by other entities and, accordingly, its EBITDA may not be comparable to similarly titled measures used by other entities.

(3)
As previously reported, in February 2005, we determined that our consolidated balance sheets as at April 30, 2004 and 2003 required an adjustment to reclassify $26,500, and $20,000, respectively of auction rate securities from cash and cash equivalents to short-term investments. The auction rate securities were classified as cash and cash equivalents as a result of our intent to liquidate them within a 60-day period, however, the original maturities of the securities exceeded 90 days. The adjustments to our consolidated balance sheets as at April 30, 2004 and 2003 resulted in a decrease of cash and cash equivalents of $26,500, and $20,000, respectively and an increase in short-term investments of $26,500 and $20,000, respectively. In addition, adjustments to our consolidated statement of cash flows resulted in a decrease of $6,500 in cash from investing activities for the year ended April 30, 2004 as a result of net purchases of the auction rate securities. For the year ended April 30, 2003, adjustments to our consolidated statement of cash flows resulted in a decrease of $9,600 in cash from investing activities as a result of net purchases of the auction rate securities. These reclassifications had no impact on our results of operations.

  As of August 1, 2004 we no longer held any auction rate securities and ceased investing in these securities given that interest rates increased on traditional investment vehicles.

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  Exhibit 99.2